Exhibit 99.94

NOTICE OF MEETING AND

MANAGEMENT INFORMATION CIRCULAR

for the Annual General & Special Meeting of Shareholders

TO BE HELD ON August 28, 2026

Dated as of July 29, 2026

NOTICE OF ANNUAL GENERAL & SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general and special meeting (the “Meeting”) of the holders of common shares (the “Shareholders”) of FIRST PHOSPHATE CORP. (the “Company”) will be held on August 28, 2026 at 12:00 p.m. (EST).

The Meeting will be held for the following purposes:

1.	to receive and consider the audited financial statements of the Company for the fiscal years ended February 28, 2026 and February 28, 2025;

2.	to reappoint Davidson & Company LLP as auditors of the Company to hold office until the close of the next annual meeting of the Shareholders and to authorize the directors of the Company to fix the remuneration of the auditors;

3.	to fix the number of directors of the Company for the ensuing year at five (5);

4.	to elect the directors of the Company to hold office until the next annual meeting of Shareholders or until their successors are duly elected or appointed;

5.	to consider and, if deemed appropriate, pass an ordinary resolution, with or without variation, to re-approve and confirm the Company’s omnibus long-term incentive plan (the “Omnibus Plan”), and for continuation for the next three years or until the board of directors sooner terminates such Omnibus Plan, in its sole discretion;

6.	to consider and, if deemed appropriate, pass an ordinary resolution, with or without variation, to approve, confirm and adopt the Advance Notice Policy; and

7.	to transact such further or other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

The specific details of the foregoing matters to be put before the Meeting are set forth in the information circular accompanying this notice (the “Circular”).

This notice is accompanied by the Circular, a form of proxy and a supplemental mailing list return card.

The Company will be holding its meeting in a virtual only format, via the Zoom meeting platform (“Zoom”), as permitted by the Business Corporations Act (British Columbia). Shareholders will have an equal opportunity to attend at the Meeting online regardless of geographic location. Non-registered Shareholders who have not duly appointed themselves as proxyholder will be able to attend the virtual Meeting as a guest but will not be able to vote at the Meeting. This is because the Company and its transfer agent, do not have a record of the non-registered Shareholders, and, as a result, will have no knowledge of their shareholdings or entitlement to vote unless they appoint themselves as proxyholder. Please see “Appointment and Revocation of Proxy” in the Circular.

In order to access the Meeting, Shareholders will have two options, via teleconference or through Zoom (which requires internet connectivity). Any Shareholders wishing to view materials at the Meeting that may be presented by the Company’s management will need to utilize the Zoom application, but any Shareholder may listen to the Meeting via teleconference. Registered Shareholders participating via teleconference will not be able to vote in person at the Meeting as the Company’s scrutineer must take steps to verify the identity of registered shareholders using the video features.

In order to dial into the Meeting, Shareholders will phone +1 647 374 4685 and enter the Meeting ID: 990 6601 856. A participant ID will not be required.

In order to access the Meeting through Zoom, Shareholders will need to download the application, load the application and open the following link: https://zoom.us/j/5370593766?omn=99937025405

DATED at Toronto, Ontario, this July 29, 2026.

BY ORDER OF THE BOARD OF DIRECTORS

FIRST PHOSPHATE CORP.

“Laurence W. Zeifman”

Laurence W. Zeifman, Chairman

MANAGEMENT INFORMATION CIRCULAR

(containing information as at July 29, 2026, unless otherwise stated)

GENERAL PROXY INFORMATION & CIRCULAR DISCLOSURE

Solicitation of Proxies

This management information circular (the “Circular”) is being furnished in connection with the solicitation of proxies by the management of First Phosphate Corp. (the “Company” or “First Phosphate”) for use at the annual general and special meeting (the “Meeting”) of the holders of common shares in the capital of the Company (the “Common Shares” and “Shareholders”, respectively) to be held completely virtually on August 28, 2026, at 12:00 p.m. (EST) for the purposes set forth in the accompanying Notice of Meeting.

The enclosed form of proxy (the “Proxy”) is solicited by management of the Company (“Management”). The solicitation will be primarily by mail, however, proxies may be solicited personally or by telephone by directors, officers, and employees of the Company, to whom no additional compensation may be paid. The cost of solicitation, if any, will be borne by the Company.

These proxy-related materials are being sent to both Registered Shareholders and Beneficial Shareholders (both as defined below) of the Company. If you are a Beneficial Shareholder and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. In this event, by choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you; and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

The Company will be holding its meeting in a virtual only format, via the Zoom meeting platform (“Zoom”), as permitted by the Business Corporations Act (British Columbia). Shareholders will have an equal opportunity to attend at the Meeting online regardless of geographic location. Non-registered Shareholders who have not duly appointed themselves as proxyholder will be able to attend the virtual Meeting as a guest but will not be able to vote at the Meeting. This is because the Company and its transfer agent, do not have a record of the non-registered Shareholders, and, as a result, will have no knowledge of their shareholdings or entitlement to vote unless they appoint themselves as proxyholder. Please see “Appointment and Revocation of Proxy” below.

In order to access the Meeting, Shareholders will have two options, via teleconference or through Zoom (which requires internet connectivity). Any Shareholders wishing to view materials at the Meeting that may be presented by the Company’s management will need to utilize the Zoom application, but any Shareholder may listen to the Meeting via teleconference. Registered Shareholders participating via teleconference will not be able to vote in person at the Meeting as the Company’s scrutineer must take steps to verify the identity of registered shareholders using the video features.

In order to dial into the Meeting, Shareholders will phone +1 647 374 4685 and enter the Meeting ID: 990 6601 856. A Participant ID will not be required.

In order to access the Meeting through Zoom, Shareholders will need to download the application, load the application and open the following link: https://zoom.us/j/99066018567.

THE COmpany Strongly REcommends that shareholders vote In advance of the Meeting By Proxy, Voting Instruction Form (VIF), Telephone or Internet voting, whether or not they are able to attend the virtual Meeting, to ease the voting tabulation at the meeting by COmputershare Trust company of Canada.

Telephone and Internet voting

Telephone voting can be completed at 1-866-732-8683 Toll Free North America or 1-312-588-4290 International, voting by fax can be sent to 1-866-249-7775 Toll Free North America or 416-263-9524 International and Internet voting can be completed at www.investorvote.com.

References in this Circular to the Meeting include any adjournment or postponement thereof. Unless otherwise indicated, in this Circular, all references to “$” are to Canadian dollars.

APPOINTMENT AND REVOCATION OF PROXY

The persons named in the Proxy are directors and/or officers of the Company. A Registered Shareholder who wishes to appoint another person to serve as their representative at the Meeting may do so by striking out the printed names and inserting the desired person’s name in the blank space provided. The completed Proxy should be delivered to Computershare Investor Services Inc. (“Computershare”) by 12:00 p.m. (EST) on Wednesday, August 26, 2026, or before 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting at which the Proxy is to be used (the “Proxy Deadline”).

A Registered Shareholder who has returned a proxy form may revoke it by:

a)	completing and signing another proxy form with a later date and delivering it to Computershare as instructed on the proxy form so that it is received prior to the Proxy Deadline;

b)	voting again on the Internet or by phone at any time prior to the Proxy Deadline;

c)	delivering a written notice of revocation or other valid instrument in writing, signed by such shareholder or by his or her authorized representative, to: (i) the registered office of the Company at Royal Centre, 1055 W Georgia St #1500, Vancouver, BC V6E 4N7, at any time up to and including the last Business Day before the day of the Meeting; or (ii) the Chair of the Meeting at the Meeting; or

d)	attending and voting at the Meeting.

Provisions Relating to Voting of Proxies

The Common Shares of the Company (the “Common Shares”) represented by Proxy in the form provided to Shareholders will be voted or withheld from voting by the designated holder in accordance with the direction of the Registered Shareholder appointing such person. If there is no direction by the Registered Shareholder, those Common Shares will be voted in favor of all proposals set out in the Proxy. The Proxy gives the person named in it the discretion to vote as such person sees fit on any amendments or variations to matters identified in the Notice of Meeting, or any other matters which may properly come before the Meeting. At the time of printing of this Circular, Management knows of no other matters which may come before the Meeting other than those referred to in the Notice of Meeting.

Advice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to many Shareholders, as a substantial number of Shareholders do not hold Common Shares in their own name. Shareholders who hold their common shares through their brokers, intermediaries, trustees or other persons, or who otherwise do not hold their Common Shares in their own name (referred to herein as “Beneficial Shareholders") should note that only proxies deposited by Shareholders who appear on the records maintained by the Company's registrar and transfer agent as registered holders of common shares ("Registered Shareholders") will be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Beneficial Shareholder by a broker, then those Common Shares will, in all likelihood, not be registered in the Shareholder's name. Such Common Shares will more likely be registered under the name of the Shareholder's broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co., the registration name for The Depository Trust Company, which acts as nominee for many United States brokerage firms. Common Shares held by brokers (or their agents or nominees) on behalf of a broker's client can only be voted or withheld at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker's clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of Shareholder meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. The form of instrument of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is substantially similar to the instrument of proxy provided directly to Registered Shareholders by the Company. However, its purpose is limited to instructing the Registered Shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The vast majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions Inc. ("Broadridge") in Canada. Broadridge typically prepares a machine-readable voting instruction form ("VIF"), mails those forms to Beneficial Shareholders and asks Beneficial Shareholders to return the VIFs to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the internet or telephone, for example). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. A Beneficial Shareholder who receives a Broadridge VIF cannot use that form to vote Common Shares directly at the Meeting. The VIFs must be returned to Broadridge (or instructions respecting the voting of Common Shares must otherwise be communicated to Broadridge) well in advance of the Meeting in order to have the Common Shares voted. If you have any questions respecting the voting of Common Shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance.

This Circular, along with the Notice of Meeting, Proxy and VIF, as applicable, are being provided to both Registered Shareholders and Beneficial Shareholders. Beneficial Shareholders fall into two categories - those who object to their identity being known to the issuers of securities which they own ("OBOs") and those who do not object to their identity being made known to the issuers of the securities which they own ("NOBOs"). Subject to the provisions of National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101"), issuers may request and obtain a list of their NOBOs from intermediaries directly or via their transfer agent and may obtain and use the NOBO list for the distribution of proxy-related materials directly (not via Broadridge) to such NOBOs. If you are a Beneficial Shareholder and the Company or its agent has sent these materials directly to you, your name, address and information about your holdings of Common Shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding the Common Shares on your behalf.

The Company's OBOs can expect to be contacted by Broadridge or their broker or their broker's agents as set out above. The Company does not intend to pay for intermediaries to deliver this Circular, the Notice of Meeting and VIF to OBOs, and accordingly, if the OBO's intermediary does not assume the costs of delivery of those documents in the event that the OBO wishes to receive them, the OBO may not receive the documentation.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of their broker, a Beneficial Shareholder may attend the Meeting as proxyholder for the Registered Shareholder and vote the common shares in that capacity. NI 54-101 allows a Beneficial Shareholder who is a NOBO to submit to the Company or an applicable intermediary any document in writing that requests that the NOBO or a nominee of the NOBO be appointed as proxyholder. If such a request is received, the Company or an intermediary, as applicable, must arrange, without expenses to the NOBO, to appoint such NOBO or its nominee as a proxyholder and to deposit that proxy within the time specified in this Circular, provided that the Company or the intermediary receives such written instructions from the NOBO at least one business day prior to the time by which proxies are to be submitted at the Meeting, with the result that such a written request must be received by 12:00 p.m. (EST) on Tuesday, August 25, 2026 (or before 72 hours, excluding Saturdays, Sundays and holidays before any adjournment of the Meeting at which the proxy is to be used). A Beneficial Shareholder who wishes to attend the Meeting and to vote their common shares as proxyholder for the Registered Shareholder, should enter their own name in the blank space on the VIF or such other document in writing that requests that the NOBO or a nominee of the NOBO be appointed as proxyholder and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker.

All references to Shareholders in this Circular, the Notice of Meeting and the accompanying Proxy are to Registered Shareholders as set forth on the list of Registered Shareholders of the Company as maintained by the registrar and transfer agent of the Company, Computershare, unless specifically stated otherwise.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Circular, none of the current directors or executive officers, no proposed nominee for election as a director, none of the persons who have been directors or executive officers since the commencement of the last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

Directors, executive officers, and proposed nominees for election as director of the Company may be interested in the re-approval of the Omnibus Plan, pursuant to which they may be granted incentive stock options, restricted share units and other entitlements. See “Business of the Meeting - Re-Approve Equity Incentive Plan below, for more information.

RECORD DATE & QUORUM

The board of directors (the “Board”) of the Company have fixed the record date for the Meeting at the close of business on July 24, 2026, (the “Record Date”). Holders of Common Shares of the Company of record as at the Record Date are entitled to receive notice of the Meeting and to vote at the Meeting and any adjournment or postponement thereof. The quorum for the transaction of business at the Meeting is two Shareholders, or one or more proxyholders representing two members, or one member and a proxyholder representing another member.

VOTING SECURITIES & PRINCIPAL HOLDERS OF VOTING SECURITIES

As of the Record Date, the Company's authorized capital consists of an unlimited number of Common Shares and unlimited number of preferred shares issuable in series of which only Common Shares are issued and outstanding. All Common Shares in the capital of the Company carry the right to one vote.

As at July 29, 2026, to the knowledge of the directors and executive officers of the Company, and based on the Company's review of the records maintained by Computershare Investor Services Inc., electronic filings with SEDAR+ and insider reports filed with System for Electronic Disclosure by Insiders (SEDI), there are no shareholders who beneficially own, directly or indirectly, or exercise control or direction over more than 10% of the voting rights attached to all outstanding Common Shares of the Company.

BUSINESS OF THE MEETING

1.	Financial Statements

At the Meeting, Shareholders will receive and consider the audited financial statements of the Company for the fiscal years ended February 28, 2026 and February 28, 2025 together with the auditor's report thereon. Copies of the financial statements are available for review at www.sedarplus.com.

2.	Appointment of Auditor

At the Meeting, Shareholders will be asked to pass an ordinary resolution reappointing Davidson & Company LLP as auditors of the Company to hold office until the close of the next annual meeting of Shareholders and to authorize the directors of the Company to fix their remuneration (the “Auditor Resolution”).

In the absence of instructions to the contrary, the Proxyholders intend to vote the Common Shares represented by each Proxy, properly executed, FOR reappointing Davidson & Company LLP as the Company’s independent auditor for the ensuing year at remuneration to be fixed by the Board.

3.	Fix the Number of Directors

The Board is currently composed of five directors. At the Meeting, the Shareholders will be asked to consider and, if deemed advisable, to pass an ordinary resolution to fix the number of directors of the Company at five.

The Board has determined that it is in the best interest of the Company to fix the number of directors at five (5) and nominate five persons for election as directors of the Company.

Management recommends a vote “FOR” the approval of the foregoing resolution. In the absence of instructions to the contrary, the Proxyholders intend to vote the Common Shares represented by each Proxy, properly executed, FOR the resolution fixing the number of directors at five (5).

4.	Election of Directors

Each Director of the Company is elected annually and holds office until the next annual meeting of Shareholders or until his or her office is earlier vacated, in accordance with the Articles of the Company and the Business Corporations Act (British Columbia).

Management recommends a vote “FOR” the approval of the foregoing resolution. In the absence of instructions to the contrary, the Proxyholders intend to vote the Common Shares represented by each Proxy, properly executed, FOR the election of the nominees herein listed. Management does not contemplate that any of the nominees will be unable to serve as a Director.

In case any of the following nominees should become unavailable for election for any reason, in the absence of instructions to the contrary, the persons named in the accompanying form of proxy will vote the Common Shares represented thereby in favour of electing the remaining nominees and such other substitute nominees as a majority of the directors of the Company may designate in such event.

The following table sets out the names of the persons proposed to be nominated by management for election as a Director, the province or state and country in which each is ordinarily resident, the positions and offices which each presently holds with the Company, the period of time for which he has been a director of the Company, the respective principal occupations or employment during the past five years and the number of shares of the Company which each beneficially owns, directly or indirectly, or over which control or direction is exercised as of the date of this Circular. Each of the nominees are currently directors of the Company. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Residence and Position	Principal Occupation for Past Five Years	Term(s)	Number and Percentage of Common Shares Beneficially Owned(1)
John Passalacqua (55)(4) Director, Chief Executive Officer (Ontario, Canada)	Officer of the Company (June 2022 to present) President of ExpoWorld Ltd. (May 1998 to present)	June 25, 2021 to Present	19,173,139
Bennett Kurtz (66)(5) Director, Chief Financial Officer, Chief Administrative Officer, and Corporate Secretary (Ontario, Canada)	Officer of the Company (June 2022 to present) President and Managing Director of Kurtz Financial Group (2007 to present)	June 25, 2021 to Present	6,794,083
Laurence W. Zeifman (64)(2)(3)(6) Chairman (Ontario, Canada)	Audit Partner of Zeifmans LLP, Chartered Professional Accountants	June 23, 2022 to Present	8,438,101
Peter Nicholson (61)(2)(3)(7) Director (Ontario, Canada)	President, Wealth Creation Preservation & Donation Inc. (“WCPD”)	September 2024 to Present	5,777,053
Peter Kent (83)(2)(8) Director (Ontario, Canada)	Member of Parliament (retired) (2008 to 2021) Officer of the Company (September 1, 2022 to August 31, 2022)	August, 2022 to August, 2023 July 10, 2026 to Present	379,798

Notes:

(1)	Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at July 29, 2026, based upon information furnished to the Company by the individual directors. Share totals include common shares underlying American Depositary Receipts of the Company.

(2)	Member of Audit Committee.

(3)	Member of Compensation Committee.

(4)	Mr. Passalacqua provides services to the Company as a consultant on behalf of ExpoWorld; a corporation controlled by Mr. Passalacqua. Mr. Passalacqua beneficially owns, controls or directs, directly or indirectly, 16,978,139 Common Shares and 2,195,000 securities convertible into Common Shares within 60 days following the date of this Circular.

(5)	Mr. Kurtz provides services to the Company as a consultant on behalf of POF Capital Corp. (“POF”) Mr. Kurtz beneficially owns, controls or directs, directly or indirectly, 5,115,583 Common Shares and 1,678,500 securities convertible into Common Shares within 60 days following the date of this Circular.

(6)	Mr. Zeifman provides services to the Company as a director on behalf of Z Six Financial Corporation (“Z Six”); a corporation controlled by Mr. Zeifman and his wife. Mr. Zeifman beneficially owns, controls or directs, directly or indirectly, 6,813,101 Common Shares and 1,625,000 securities convertible into Common Shares within 60 days following the date of this Circular.

(7)	Mr. Nicholson provides services to the Company as a director on behalf of WCPD; a corporation controlled by Mr. Nicholson. Mr. Nicholson beneficially owns, controls or directs, directly or indirectly, 5,560,053 Common Shares and 217,000 securities convertible into Common Shares within 60 days following the date of this Circular.

(8)	Mr. Kent provides services to the Company as a director on behalf of Peter Kent Investments Inc.; a corporation controlled by Mr. Kent. Mr. Kent beneficially owns, controls or directs, directly or indirectly, 368,664 Common Shares and 11,134 securities convertible into Common Shares within 60 days following the date of this Circular.

Each director elected by the Shareholders will hold office until the next annual meeting of Shareholders, or until his successor is duly elected or appointed, unless: (a) his office is earlier vacated in accordance with the Company articles; or (b) he is disqualified to act as a director. The following are biographies of each proposed nominee as a director of the Company:

Laurence W. Zeifman, CPA – Chairman. Mr. Zeifman is an audit partner of Zeifmans LLP, a mid-sized Toronto public accounting firm. Larry has four decades of experience in public accounting and serves as chair of Nexia Canada, the Canadian division of one of the largest international accounting networks. He is also a former Director of the Ottawa Senators Hockey Club and is a former Alternate Governor of the National Hockey League. Larry is financially literate within the meaning of NI 52-110.

John Passalacqua, Int'l MBA – Chief Executive Officer and Director: Mr. Passalacqua is an international business strategist with over 35 years of extensive technology and capital markets experience. In 1998, John gained the title of a top 50 international business strategist on the early internet. He is involved in private and public market planning for companies in nascent, visionary industries. John has lived in Quebec and is fluently bilingual in English and French.

Bennett Kurtz – Chief Financial Officer, Chief Administrative Officer, Corporate Secretary, and Director: Mr. Kurtz is principal of Kurtz Financial Group. He has experience in financing public companies and taking private companies public. Bennett has multi-faceted business experience in finance, management, sales, marketing and administrative functions including business analysis, public business unit segmentation, internal and external analytics.

Peter Nicholson, CFP – Director: Mr. Nicholson is a recognized leader in Canadian tax assisted investments, with a specialized focus on philanthropic tax planning and tax reduction and the mining industry. Through work with numerous donors, foundations, institutions, and boards, Peter has helped generate over $350 million for client donations. Peter is also a generous philanthropist in his own right and a tireless supporter of community initiatives. Peter is financially literate within the meaning of NI 52-110.

Peter Kent – Director: Mr. Kent was an international broadcast journalist, reporter, producer (CTV, CBC, NBC, Monitor, Global) for four decades. Elected to Canadian Parliament in 2008, Peter served in the Department of Foreign Affairs as Minister of State for the Americas, as Environment Minister. He oversaw improvements to environmental assessment of resource projects & their responsible development. Peter is financially literate within the meaning of NI 52-110.

None of the directors were elected under any arrangement or understanding between the director and any other person or company except the directors and executive officers acting solely in such capacity.

5.	Approve Advance Notice Policy

General Overview

The Company Proposes to adopt an advance notice policy (the “Policy”), the full text of which is attached as Schedule “D” to this Information Circular. At the Meeting, the shareholders of the Company will be asked to consider, and if deemed advisable, approve the Policy.

The Company believes that the Policy is in the best interests of the Company, its shareholders and other stakeholders as it will:

●	facilitate an orderly and efficient annual general or, where the need arises, special meeting, process;

●	ensure that all shareholders receive adequate notice of director nominations and sufficient information with respect to all nominees; and

●	allow shareholders to register an informed vote.

Summary of Advance Notice Policy

The following summary of the key terms of the Policy is qualified in its entirety by the full text of the Policy attached as Schedule "D" to this Information Circular.

●	The purpose of the Policy is to provide shareholders, directors and management of the Company with direction on the nomination of directors.

●	The Policy provides for, among other things, a requirement of advance notice to be given by shareholders to the Company in circumstances where nominations of persons for election to the Board are made by shareholders of the Company (such nominating shareholder, the “Nominating Shareholder”) and sets forth the information that a Nominating Shareholder must include in the Notice to the Company in order for any nominee to be eligible for election as a director at any annual or special meeting of shareholders.

●	The Policy fixes a deadline by which holders of record of common shares of the Company must submit director nominations to the Company prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Company for the notice to be in proper written form. Specifically, the Notice must be provided to the Company:

○	in the case of an annual meeting of shareholders, not less than thirty (30) nor more than sixty five (65) days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is called for a date that is less than fifty (50) days after the date (the “Notice Date”) on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) day following the Notice Date; and

○	in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing Directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

●	The chairperson of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

Approval of the Advance Notice Policy by the Shareholders

At the Meeting, the shareholders of the Company will be asked to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution as follows (the “Advance Notice Policy Resolution”).

“BE IT RESOLVED, as an ordinary resolution, that:

1.	the Company's Advance Notice Policy (the “Advance Notice Policy”), a copy of which is attached to this Circular as Schedule “D”, be and is hereby confirmed, approved and adopted;

2.	the board of directors of the Company be and is hereby authorized, in its sole discretion, to administer the Advance Notice Policy and amend or modify the same from time to time in accordance with the provisions thereof, without further shareholder approval, to reflect the changes required by securities regulatory agencies or stock exchanges, to conform to industry standards, or as otherwise determined to be in the best interests of the Company and its shareholders; and

3.	any one director or officer of the Company is hereby authorized to execute and deliver any such documents and to take such further actions or other steps as may in such individual’s discretion be determined to be necessary or advisable to give effect to the foregoing, the execution of any such document or the taking of any such further action or step by any such individual to constitute conclusive evidence of such determination.”

Management recommends a vote “FOR” the approval of the foregoing resolution. In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of proxy intends to vote FOR the approval of the Advance Notice Policy Resolution.

In order to be approved, the Advance Notice Policy Resolution must be approved by an ordinary resolution of the shareholders, being a simple majority of the votes cast by shareholders present in person or by proxy at the Meeting who voted in respect of the Advance Notice Policy Resolution.

6.	Re-Approve Equity Incentive Plan

The Company maintains an evergreen Omnibus Equity Incentive Plan, as amended from time to time (the “Omnibus Plan”), which, in accordance with CSE policies, must be re-approved by the Company’s shareholders within three years after institution and within every three years thereafter. At the Meeting, shareholders will be asked to consider and, if deemed advisable, approve, with or without variation, an ordinary resolution reapproving the Omnibus Plan for three years until August 28, 2029, and approving all unallocated options, restricted share units and other entitlements under the Omnibus Plan in accordance with the rules of the CSE, the text of which resolution is set out below (the “Omnibus Plan Resolution”).

Subject to adjustment in certain circumstances, the Omnibus Plan authorizes the issuance of up to 20% of the issued and outstanding common shares of the Company from time to time pursuant to their terms. The amended and restated Omnibus Plan presented for approval includes certain amendments including, among other things, removing inapplicable provisions, clarifying the continuation of awards upon termination, updating and simplifying processes, and other housekeeping matters. None of the proposed changes require disinterested shareholder approval under the terms of the Omnibus Plan. A summary of the Omnibus Plan to be approved by shareholders can be found in the Statement of Executive Compensation, attached to this Circular as Schedule “A” under the heading "Stock Option Plans and Other Incentive Plans". The summary is qualified by the entirety of the amended and restated Omnibus Plan, a copy of which is attached hereto as Schedule "E".

If shareholder approval of the resolution in respect of the Omnibus Plan is obtained at the Meeting, the Company will not be required to seek further approval of the grant of unallocated options, restricted share units and other entitlements under the Omnibus Plan until the Company’s 2029 annual general and special shareholders' meeting (provided that such meeting is held on or prior to August 28, 2029). If approval is not obtained at the Meeting, any currently unallocated options, restricted share units and other entitlements under the Omnibus Plan will no longer be available for grant, and previously granted options will not be available for reallocation if they are cancelled prior to exercise.

“BE IT RESOLVED, as an ordinary resolution, that:

1.	the Company’s omnibus equity incentive plan (the “Omnibus Plan”), as set forth in the Company’s Information Circular dated July 29, 2026, be and is hereby reapproved and confirmed for continuation for the next three years or until the board of directors of the Company (the “Board”) sooner terminates such Omnibus Plan, in its sole discretion;

2.	all unallocated incentive stock options, restricted share units and other entitlements permitted under the Omnibus Plan are hereby approved and authorized;

3.	the Company be and is hereby authorized to grant incentive stock options, restricted share units and other entitlements pursuant and subject to the terms and conditions of the Omnibus Plan, entitling all of the recipients under the Omnibus Plan in aggregate to purchase up to such number of common shares of the Company as is equal to 20% of the number of common shares issued and outstanding on the applicable grant date;

4.	the Company is hereby authorized to continue granting incentive stock options, restricted share units and other entitlements under the Omnibus Plan until August 28, 2029, being the date that is three years from the date of the meeting of shareholders of the Company at which shareholder approval is being sought;

5.	any one director or officer of the Company is hereby authorized to execute and deliver any such documents and to take such further actions or other steps as may in such individual’s discretion be determined to be necessary or advisable to give effect to the foregoing, the execution of any such document or the taking of any such further action or step by any such individual to constitute conclusive evidence of such determination.”

Management recommends a vote “FOR” the approval of the foregoing resolution. In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of proxy intends to vote FOR the approval of the Omnibus Plan Resolution.

In order to be approved, the Plan Resolution must be approved by an ordinary resolution of the shareholders, being a simple majority of the votes cast by shareholders present in person or by proxy at the Meeting who voted in respect of the Omnibus Plan Resolution.

Individual Bankruptcies, Penalties or Sanctions

To the knowledge of management of the Company, no proposed director is, or within the ten years prior to the date hereof has been, a director, chief executive officer or chief financial officer of any company (including the Company) that: (i) while that person was acting in that capacity was the subject of a cease trade order or an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under Canadian securities legislation (any such order referred to as an "Order"), for a period of more than 30 consecutive days; or (ii) was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer, and which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer or chief financial officer.

To the knowledge of management of the Company, no proposed director is or has been during the ten years prior to the date hereof, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

To the knowledge of management of the Company, no proposed director, during the ten years prior to the date hereof, has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold assets of the proposed director.

To the knowledge of the management of the Company, no proposed director has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Statement of Executive Compensation

The Company’s Statement of Executive Compensation, prepared on Form 51-102F6V Statement of Executive Compensation – Venture Issuers, is attached hereto as Schedule “A”.

Corporate Governance Disclosure

Certain annual disclosure of the Company’s corporate governance disclosure, as required to be disclosed under National Instrument 58-101 - Disclosure of Corporate Governance Practices is included in Schedule “B” of this Circular.

AUDIT COMMITTEE

National Instrument 52-110 - Audit Committees (“NI 52-110”) requires the Company, as a venture issuer, to make certain disclosure concerning the constitution of its Audit Committee and its relationship with its independent auditor.

Audit Charter

The Audit Committee is governed by an Audit Committee Charter, a copy of which is attached hereto as Schedule “C”.

Composition of the Audit Committee

The Company’s Audit Committee is currently comprised of three directors, consisting of Laurence W. Zeifman (Chair), Peter Nicholson and Peter Kent. Mr. Zeifman and Mr. Nicholson. are “independent” as defined in NI 52-110. Mr. Kent served as an executive officer of the Company from September 1, 2022 to August 31, 2023 and may not be considered to be independent for the purposes of NI 52-110 until September 1, 2026. All of the Audit Committee members are “financially literate”, as defined in NI 52-110, as all have the industry experience necessary to understand and analyze financial statements of the Company, as well as the understanding of internal controls and procedures necessary for financial reporting.

Relevant Education & Experience

Each member of the Audit Committee has the financial literacy and experience reviewing financial statements at least as complex as those of the Company. In addition to each member’s general business experience, the education and experience of each audit committee member that is relevant to the performance of his responsibilities as a member, as provided by the member, is as follows:

Laurence W. Zeifman, CPA, is an audit partner of Zeifmans LLP, a mid-sized Toronto public accounting firm. Larry has four decades of experience in public accounting and serves as chair of Nexia Canada, the Canadian division of one of the largest international accounting networks.

Peter Nicholson, CFP, has worked in the financial services business since 1987 and has, since 1995, been a recognized leader in Canadian tax assisted investments, with a specialized focus on philanthropic tax planning. Peter has many years of experience evaluating and investing in public companies and has acted on the boards of many foundations.

Peter Kent, PC, acted as President of the Company from September 2022 to August 2023 and as director from August 2022 to August 2023. Peter had a more than four-decade career in journalism including as reporter, producer, anchor and executive. Mr. Kent subsequently spent 12 years as a Member of Parliament (Thornhill) where he held a broad range of responsibilities including acting as Minister of State of Foreign Affairs (Americas), Minister of the Environment, Defence Committee Chair, and as Foreign Affairs and Immigration Critic, where he was responsible for responsible for departmental and constituency budgets.

Audit Committee Oversight

At no time since the commencement of the Company's most recent completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-Audit Services), an exemption under subsection 6.1.1(4) (Circumstances Affecting the Business or Operations of the Venture Issuer), 6.1.1(5) (Events Outside Control of Members) or 6.1.1(6) (Death, Incapacity or Resignation), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee is required to review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company’s external auditors to the Company or its subsidiary entities, and consider the impact on the independence of the auditors; The pre- approval requirement is waived with respect to the provision of non-audit services if:

(i)	the aggregate amount of all such non-audit services provided to the Company constitutes or is reasonably expected to constitute no more than five percent (5%) of the total amount of fees paid by the Company and its subsidiary entities, if any, to its external auditors during the fiscal year in which the non-audit services are provided;

(ii)	the Company or the subsidiary entity of the Company, as the case may be, did not recognize the services as non-audit services at the time of the engagement; and

(iii)	such services are promptly brought to the attention of the Committee and approved, prior to the completion of the audit, by the Committee or by one or more independent members of the Committee to whom authority to grant such approvals has been delegated by the Committee;

provided the pre-approval of the non-audit services is presented to the Committee’s first scheduled meeting following such approval, such authority may be delegated by the Committee to one or more independent members of the Committee.

External Auditor Service Fees (By Category)

In the following table, “Audit Fees” are fees billed by the Company’s external auditor for services provided in auditing the Company’s annual financial statements for the subject year. “Audit-related fees” are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit review of the Company’s financial statements. “Tax fees” are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning. “All other fees” are fees billed by the auditor for products and services not included in the foregoing categories.

The aggregate fees billed by the Company’s external auditor in the last two fiscal years, by category, are as follows:

Financial Year Ended	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
2026	$98,841	Nil	$120,700	Nil
2025	$121,972	Nil	$219,279	Nil

Exemption

The Company is relying on the exemption in section 6.1 of NI 52-110 from the requirements of Parts 3 (Composition of the Audit Committee) and 5 (Reporting Obligations).

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS & SENIOR OFFICERS

As of the date hereof, no current executive officer, director or employee or former executive officer, director or employee of the Company is indebted to the Company or any other entity in connection with a purchase of securities or any other indebtedness, or where the indebtedness was the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding provided by the Company.

No person who is or at any time during the financial year completed February 28, 2026 was a director, executive officer or senior officer of the Company, no proposed nominee for election as a director of the Company, and no associate of any of the foregoing persons has been indebted to the Company or its subsidiaries at any time since the commencement of the Company's financial year completed February 28, 2026. No guarantee, support agreement, letter of credit or other similar arrangement or understanding has been provided by the Company at any time since the beginning of the Company's financial year completed February 28, 2026 with respect to any indebtedness of any such person.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed herein, since the beginning of the financial year ended February 28, 2026, no “informed person” of the Company (including a director, officer or individual or corporation that beneficially owns or controls 10% or more of the issued and outstanding voting securities of the Company), proposed nominee for election as a director of the Company, or any associate or affiliate of any informed person or proposed director, has any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

No management functions of the Company or its subsidiaries are performed to any substantial degree by a person other than the directors or executive officers of the Company or its subsidiaries.

ADDITIONAL INFORMATION

Additional information relating to the Company is available under the Company’s profile on SEDAR+ at www.sedarplus.com. Copies of the Company’s audited comparative financial statements for the year ended February 28, 2026 and the management’s discussion and analysis may be obtained upon request to the Company at Royal Centre, 1055 W Georgia St #1500, Vancouver, BC V6E 4N7.

OTHER MATTERS

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the Common Shares represented thereby in accordance with their best judgment on such matter.

The contents of this Circular and its distribution to Shareholders have been approved by the Board.

DATED this 29th day of July, 2026.

FIRST PHOSPHATE CORP.

“Laurence W. Zeifman”

Laurence W. Zeifman

Director

SCHEDULE “A” - STATEMENT OF EXECUTIVE COMPENSATION

Form 51-102F6V

FIRST PHOSPHATE CORP.

(the “Company”)

Statement of Executive Compensation – Venture Issuers

A - Compensation Discussion and Analysis

The following information, prepared in accordance with Form 51-102F6V - Statement of Executive Compensation – Venture Issuers, provides a discussion of all significant elements of the compensation to be awarded to, earned by, paid to, or payable to directors and Named Executive Officers (as defined below) of the Company, to the extent that it has been determined.

This document describes the Company’s compensation scheme for each director of the Company, each person who acted as a Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) of the Company, and the next most highly compensated executive officer (or next most highly compensated individual acting in a similar capacity), other than the CEO and CFO, whose compensation was more than $150,000 during the financial year ended February 28, 2026 (each a “Named Executive Officer” or “NEO” and collectively the “Named Executive Officers” or “NEOs”).

During the financial year ended February 28, 2026, the Company’s Named Executive Officers (“NEOs”) included: John Passalacqua, Chief Executive Officer (“CEO”); Bennett Kurtz, Chief Financial Officer (“CFO”), Chief Administrative Officer and Corporate Secretary; and Gilles Laverdiere, Former Chief Geologist.

This document will address the Company’s executive compensation philosophy and objectives and provide a review of the process the board of directors of the Company (the “Board”) intends to undertake in deciding how to compensate directors and NEOs.

B - Oversight and Description of Director and NEO Compensation

The following compensation discussion and analysis is intended to provide information relating to the objectives and processes of the Company’s director and executive compensation program and to discuss the decision-making process relating to compensation.

The Company has established a compensation committee (the “Compensation Committee”). Accordingly, responsibility for matters relating to the overall compensation philosophy and guidelines for the directors and NEOs of the Company is the responsibility of Board with the assistance of the Compensation Committee.

Compensation Committee

The Company’s long-term corporate strategy is central to all of the Company’s business decisions, including around executive compensation. The Compensation Committee has been established by the Board to assist the Board in fulfilling its responsibilities relating to compensation matters, including the evaluation and approval of the Company’s compensation plans, policies and programs. The current members of the Compensation Committee are Peter Nicholson as chair, and Laurence W. Zeifman.

The Compensation Committee ensures that the Company has an executive compensation plan that is both motivational and competitive so that it will attract, hold and inspire performance by executive officers and other members of senior management in a manner that will support the future profitability and growth of the Company.

The Company’s compensation program has been developed to continue to attract, motivate and retain high caliber executives and align their interests with sustainable profitability and growth of the Company over the long-term in a manner which is fair and reasonable to the Company shareholders. The compensation program will continue to evolve along with the development of the Company.

The compensation principles of the Board and Compensation Committee going forward are as follows:

●	executive officers should be compensated in a manner consistent with current industry practices and in amounts similar to those paid to like positions at comparable companies;

●	individual compensation packages should align the interests of the Company and the executive, recognizing each employee’s responsibilities and the complexities of the business; and

●	compensation should exhibit the value of each employee and be sufficient to not only reward, but also retain the services of each executive.

As a general rule for establishing compensation for NEOs and executive officers, the Compensation Committee will consider the compensation principles noted above as well as the executive’s performance, experience and position within the Company and the recommendations of the CEO, or in the case of the CEO, the recommendation of the Chair of the Board. The Compensation Committee uses its discretion to recommend compensation for executive officers at levels warranted by external, internal and individual circumstances.

Compensation Risk Management

In the course of its deliberations, the Board considers the implications of the risks associated with adopting the compensation practices in place from time to time and detect actions of management and employees of the Company that would constitute or lead to inappropriate or excessive risks.

At the present time, the only standing committees are the Audit Committee and the Compensation Committee. As the Company grows, and its operations and management structure becomes more complex, the Board expects it will constitute formal standing committees, such as a Corporate Governance Committee and a Nominating Committee, and will ensure that such committees are governed by written charters and are composed of at least a majority of independent directors.

The Board, with the assistance of the Compensation Committee, seeks to ensure that, at all times, its compensation arrangements adequately reflect the responsibilities and risks involved in being an effective director or Named Executive Officer of the Company.

Each Named Executive Officer is compensated pursuant to the terms of their consulting agreement, with Restricted Share Units (“RSUs”), salaries, incentive stock options (“Options”), and/or bonus as the significant elements of such compensation. Bonuses may be awarded based on objective milestones or at the discretion of the Board. No cash bonuses were paid to Named Executive Officers for the most recently completed financial year though all NEOs.

The Company does not currently use a peer group to determine compensation.

Summary of Compensation of Directors and Named Executives

The following table (presented in accordance with Form 51-102F6V), is a summary of compensation (excluding compensation securities) paid, payable, awarded, granted, given or otherwise provided, directly or indirectly, to the directors and NEOs for each of the Issuers' two most recently completed financial years:

Table of compensation excluding compensation securities
Name and position(1)	Year	Salary, consulting fee, retainer or commission ($)	Bonus (12) ($)	Committee or meeting fees ($)	Value of perquisites ($)	Value of all other compensation ($)	Total compensation ($)
John Passalacqua CEO and Director	2026(2)	396,000	430,000	Nil	Nil	Nil	826,000
	2025(3)	316,800	212,500	Nil	Nil	Nil	529,300
Bennett Kurtz CFO, CAO, Corporate Secretary and Director	2026(4)	198,000	69,300	Nil	Nil	Nil	267,300
	2025(5)	198,000	75,000	Nil	Nil	Nil	273,000
Gilles Laverdière Chief Geologist	2026(6)	289,840	63,000	Nil	Nil	Nil	352,840
	2025	194,550	37,500	Nil	Nil	Nil	232,050
Laurence W. Zeifman Chairman and Director	2026(7)	120,000	159,600	Nil	Nil	Nil	279,600
	2025(8)	118,800	75,000	Nil	Nil	Nil	193,800
Peter Nicholson Director	2026(9)	120,000	159,600	Nil	Nil	Nil	279,600
	2025(10)	35,250	75,000	Nil	Nil	Nil	110,250
Marc Branson Former Director	2026	Nil	Nil	Nil	Nil	Nil	Nil
	2025(11)	69,400	Nil	Nil	Nil	Nil	69,400

Notes:

(1)	Positions as at February 28, 2026. Peter Kent was appointed as director of the Company effective July 10, 2026 and did not receive any compensation in the financial year ended February 28, 2026.

(2)	Compensation for the period was 840,000 RSUs with a deemed value of $396,000. The RSUs were issued to ExpoWorld Inc. (“ExpoWorld”) being a corporation controlled by Mr. Passalacqua.

(3)	Compensation for the period was 792,000 RSUs with a deemed value of $316,800. The RSUs were issued to ExpoWorld.

(4)	Compensation for the period was 480,860 RSUs with a deemed value of $198,000. The RSUs were issued to POF Capital Corp. (“POF”) which is controlled by Mr. Kurtz.

(5)	Compensation for the period was 495,000 RSUs with a deemed value of $198,000. The RSUs were issued to POF.

(6)	Mr. Laverdiere retired effective March 31, 2026. Mr. Laverdiere continues to provide services as a consultant through 166693 Canada Inc., a corporation which is controlled by Mr. Laverdiere.

(7)	Compensation for the period was 291,430 RSUs with a deemed value of $120,000. The RSUs were issued to Z Six Financial Corporation (“Z Six”) being a corporation controlled by Mr. Zeifman.

(8)	Compensation for the period was 291,430 RSUs with a deemed value of $118,800. The RSUs were issued to Z Six.

(9)	Compensation for the period was 291,430 RSUs with a deemed value of $120,000. The RSUs were issued to Wealth Creation Preservation and Donation Inc. (“WCPD”) being a corporation controlled by Mr. Nicholson.

(10)	Peter Nicholson was appointed as director of the Company effective September 1, 2024. Compensation for the period from September 1, 2024 to February 28, 2025 was 150,000 RSUs with a deemed value of $32,250.

(11)	Mr. Branson ceased to provide services to the Company effective September 1, 2024. Consideration for the period from March 1, 2024 to September 1, 2024 was 148,500 RSUs with a deemed value of $59,400. The RSUs were issued to CapWest Investments Corp. which was controlled by Mr. Branson (“CapWest”).

(12)	Includes RSUs that may be deemed to be bonus compensation under Form 51-102F6V.

Stock options and other compensation securities

The following table discloses all compensation securities granted or issued to each director and Named Executive Officer of the Company in the financial year ended February 28, 2026.

Compensation Securities
Name and position(1)	Type of compensation security	Number of compensation securities, number of underlying securities, and percentage of Class(2)	Date of issue or grant	Issue, conversion or exercise price ($)	Closing price of security or underlying security on date of grant ($)	Closing price of security or underlying security at year end ($)	Expiry(4)
John Passalacqua(3)(8) CEO and Director	Options	1,200,000	November 24, 2025	$0.90	$0.71	$0.99	December 29, 2028
	RSU	781,395(9)	February 12, 2026	N/A	$0.78	$0.99
Bennett Kurtz(4)(8) CFO, CAO, Corporate Secretary and Director	Options	600,000	November 24, 2025	$0.90	$0.71	$0.99	December 29, 2028
Gilles Laverdière(5) Former Chief Geologist	Options	300,000	November 24, 2025	$0.90	$0.71	$0.99	December 29, 2028
Laurence W. Zeifman(6)(8) Chairman and Director	Options	600,000	November 24, 2025	$0.90	$0.71	$0.99	December 29, 2028
Peter Nicholson(7) Director	Options	600,000	November 24, 2025	$0.90	$0.71	$0.99	December 29, 2028

Notes:

(1)	Positions as at February 28, 2026. Peter Kent, who was appointed director of the Company effective July 10, 2026, did not receive any Compensation Securities in the financial year ended February 28, 2026.
(2)	All Options granted on November 24, 2025 vested on January 1, 2026 and were subject to the following vesting provisions: 25% vesting on May 24, 2026, November 24, 2026, May 24, 2027 and November 24, 2027.
(3)	Includes securities granted to ExpoWorld. As at February 28, 2026, Mr. Passalacqua held, directly or indirectly, 1,800,000 Options of which 600,000 had vested.
(4)	Includes securities granted to POF. As at February 28, 2026, Mr. Kurtz held, directly or indirectly, 1,200,000 Options of which 600,000 had vested.
(5)	Includes securities granted to 166693 Canada Inc. being a corporation controlled by Mr. Laverdiere. As at February 28, 2026, Mr. Laverdiere held, directly or indirectly, 600,000 Options of which 300,000 had vested.
(6)	Includes securities granted to Z Six. As at February 28, 2026, Mr. Zeifman held, directly or indirectly, 1,200,000 Options of which 600,000 had vested.
(7)	Includes securities granted to WCPD. As at February 28, 2026, Mr. Nicholson held, directly or indirectly, 600,000 Options of which none had vested.
(8)	In addition to the disclosure above, Messrs. Passalacqua, Kurtz and Zeifman each hold, indirectly 875,000 warrants exercisable at $0.40 per share until December 28, 2028.
(9)	Issued to facilitate the cashless exercise of 1,200,000 options held by ExpoWorld including 600,000 options originally issued on September 14, 2022 and exercisable at $0.25 per option, and 600,000 options originally issued on December 22, 2022 and exercisable at $0.35 per option, representing the in-the-money value of the options being terminated (calculated based on the closing price of Company shares on February 10, 2026).

The compensation securities exercised by any directors and Named Executive Officers during the most recently completed financial year ended February 28, 2026 are set-out in the table below:

Name and Position(1)	Type of compensation security	Number of underlying securities exercised	Exercise price per security	Date of Exercise	Closing price per security on date of exercise ($)	Difference between exercise price and closing price on date of exercise ($)	Total value on exercise date ($)
John Passalacqua(2) CEO and Director	RSU	565,715	N/A	August 31, 2025	$0.48	N/A	271,543
	RSU	410,000	N/A	January 2, 2026	$1.07	N/A	438,700
	Options	600,000	$0.25	February 17, 2026	$0.78	$0.53	318,000
	Options	600,000	$0.35	February 17, 2026	$0.78	$0.43	258,000
	RSU	781,395	N/A	February 20, 2026	$0.76	N/A	593,860
	RSU	396,000	N/A	February 28, 2026	$0.99	N/A	392,040
Bennett Kurtz(3) CFO, CAO, Corporate Secretary and Director	RSU	282,860	N/A	August 31, 2025	$0.48	N/A	135,773
	Options	300,000	$0.25	December 17, 2026	$0.90	$0.65	195,000
	Options	300,000	$0.35	December 17, 2026	$0.90	$0.55	165,000
	RSU	66,000	N/A	January 2, 2026	$1.07	N/A	70,620
	RSU	198,000	N/A	February 28, 2026	$0.99	N/A	196,020
Gilles Laverdière Chief Geologist	RSU	60,000	N/A	January 2, 2026	$1.07	N/A	64,200
	Options	300,000	$0.25	January 29, 2026	$0.84	$0.59	177,000
	Options	300,000	$0.35	January 29, 2026	$0.84	$0.49	147,000
Laurence W. Zeifman(4) Chairman and Director	RSU	171,430	N/A	August 31, 2025	$0.48	N/A	82,286
	RSU	152,000	N/A	January 2, 2026	$1.07	N/A	162,640
	Options	300,000	$0.25	February 17, 2026	$0.78	$0.53	159,000
	Options	300,000	$0.35	February 17, 2026	$0.78	$0.43	129,000
	RSU	120,000	N/A	February 28, 2026	$0.99	N/A	118,800
Peter Nicholson(5) Director	RSU	171,430	N/A	August 31, 2025	$0.48	N/A	82,286
	RSU	152,000	N/A	January 2, 2026	$1.07	N/A	162,640
	RSU	120,000	N/A	February 28, 2026	$0.99	N/A	118,800
Peter Kent(6)	Options	150,000	$0.25	November 3, 2025	$0.77	$0.52	78,000
	Options	150,000	$0.35	November 27, 2025	$0.76	$0.41	61,500

Notes:

(1)	Positions as at February 28, 2026. Peter Kent, who was appointed director of the Company effective July 10, 2026, was not an officer or director of the Company as at February 28, 2026.

(2)	RSUs exercised by, and the Common Shares issued upon exercise of the RSUs were issued to ExpoWorld.

(3)	RSUs exercised by, and the Common Shares issued upon exercise of the RSUs were issued to POF and Bennett Kurtz.

(4)	RSUs exercised by, and the Common Shares issued upon exercise of the RSUs were issued to Z Six.

(5)	RSUs exercised by, and the Common Shares issued upon exercise of the RSUs were issued to WCPD.

(6)	Options exercised by, and the Common Shares issued upon exercise of the RSUs were issued to Peter Kent Investments Inc.

C – Stock Option Plans and Other Incentive Plans

On August 25, 2023, the shareholders of the Company approved the Company Omnibus Equity Incentive Plan, as amended from time to time. The Omnibus Plan was amended on July 24, 2024 to address drafting errors and housekeeping matters. The Company further proposes to amend the Omnibus Plan to, among other things, remove inapplicable provisions, clarify the continuation of awards upon termination, update and simplify processes and other housekeeping matters. The proposed amendments do not require disinterested shareholder approval under the Omnibus Plan.

The Summary is qualified by the entirety of the amended and restated Omnibus Plan, a copy of which is attached hereto as Schedule "E".

Purpose, Administration and Eligible Participants

The purpose of the Omnibus Plan is to advance the interests of the Company through the motivation, attraction and retention of key employees, consultants and directors of the Company and designated affiliates of the Company and to secure for the Company and the shareholders of the Company the benefits inherent in the ownership of Common Shares through the granting of options to purchase Common Shares (the “Options”) and Restricted Share Units (“RSUs”) (together, the “Awards”).

This Omnibus Plan is administered by the Board which has full authority to administer this Omnibus Plan, including the authority to interpret and construe any provision of this Plan and to adopt, amend and rescind such rules and regulations for administering this Omnibus Plan as it may deem necessary or desirable in order to comply with the requirements of the Omnibus Plan and regulatory requirements. The Board may delegate its powers under the Omnibus Plan to a committee of the Board. Subject to the provisions of the Omnibus Plan, the Committee has the authority to select those persons to whom Awards will be granted. In respect of a grant of Awards, eligible participants under the Omnibus Plan include the directors, officers and employees (including both full-time and part-time employees) of the Company or of any designated affiliate of the Company, any person or corporation engaged to provide ongoing management, advisory or consulting services for the Company or a designated affiliate of the Company or any employee of such person or corporation, and any persons retained to provide Investor Relations Activities (as such terms are defined in the policies of the Canadian Securities Exchange (“CSE”)). The Omnibus Plan is considered an "evergreen" plan, since the Common Shares subject to an Award under the Omnibus Plan that are not purchased or exercised, or are forfeited, cancelled, expire unexercised, are settled in cash, or are used or withheld to satisfy tax withholding obligations of a Participant shall again be available for Awards under the Omnibus Plan.

Common Shares Subject to the Omnibus Plan

The aggregate number of Common Shares reserved for issue under the Omnibus Plan may not exceed twenty percent (20%) of the Common Shares outstanding from time to time. In addition:

(a)	The maximum number of Common Shares reserved for issuance pursuant to all Awards granted under this Omnibus Plan in any 12-month period must not exceed 20% of the number of Common Shares then outstanding;

(b)	The maximum number of Common Shares reserved for issuance pursuant to all Awards granted or issued in any 12-month period to eligible participants who are insiders of the Company (as a group) must not exceed 15% of the issued and outstanding Common Shares;

(c)	The maximum number of Common Shares reserved for issuance pursuant to all Awards granted or issued in any 12-month period to eligible participants who are non-insider Employees and Consultants of the Company (as a group) must not exceed 10% of the issued and outstanding Common Shares; and

(d)	The maximum aggregate number of Common Shares reserved for issuance pursuant to Awards granted to any one eligible participant in any 12-month period must not exceed 5% of the number of Common Shares then outstanding.

(e)	The maximum aggregate number of Common Shares reserved for issuance pursuant to Options granted to all investor relations service providers in any 12-month period must not exceed, in the aggregate, 2% of the issued and outstanding Common Shares, calculated as at the date any Option is granted to any such investor relations service provider. Options granted to all Participants performing investor relations activities shall vest in stages over a 12-month period, with no more than ¼ of the Options vesting in any three-month period. For greater certainty, an investor relations service provider is not entitled to receive any Awards or any other type of security-based compensation other than Options.

The Committee shall, through the establishment of appropriate procedures, monitor the trading in the securities of the Company by all grantees of Options performing investor relations activities.

Option Awards

Nature of Options

An Option is an option granted by the Company to a participant entitling such participant to acquire a designated number of Common Shares from treasury at the exercise price. The Company is obligated to issue and deliver the designated number of Common Shares on the exercise of an Option and shall have no independent discretion to settle an Option in cash or other property other than Common Shares issued from treasury.

Exercise Price of Options

The exercise price of any Option may not be less than the closing price of the Common Shares on the principal stock exchange on which the Common Shares are listed on the last trading day immediately preceding the date of grant of the Option less the maximum discount, if any, permitted by the CSE (or the most restrictive exchange policies of which the Company is listed on) and, if the Common Shares are not then listed on any stock exchange, the exercise price may not be less than the fair market value of the Common Shares as may be determined by the Committee on the day immediately preceding the day of the grant of such Option.

Expiry Date of Options

Each Option, unless sooner terminated pursuant to the provisions of the Omnibus Plan, will expire on a date to be determined by the Committee at the time the Option is granted, subject to amendment by an employment contract, which date cannot be later than ten (10) years after the date the Option is granted. However, if the expiry date falls within a “blackout period” or within ten (10) business days after the expiry of a “blackout period”, then the expiry date of the Option will be the date which is ten (10) business days after the expiry of the blackout period.

Vesting and Exercise of Options

Except as otherwise provided in the Omnibus Plan or in any employment contract, each Option may be exercised during the term of the Option only in accordance with the vesting schedule, if any, determined by the Committee at the time of the grant of the Option, which vesting schedule may include performance vesting or acceleration of vesting in certain circumstances and which may be amended or changed by the Committee from time to time with respect to a particular Option, subject to applicable regulatory requirements. If the Committee does not determine a vesting schedule at the time of the grant of any particular Option, such Option will be exercisable in whole at any time, or in part from time to time, during the term of the Option.

Acceleration on Take-Over Bid, Consolidation or Merger

In the event that: (a) the Company seeks or intends to seek approval from the shareholders of the Company for a transaction which, if completed, would constitute an Acceleration Event (as hereinafter defined); or (b) a person makes a bona fide offer or proposal to the Company or the shareholders of the Company which, if accepted or completed, would constitute an Acceleration Event, then the Company is required to send notice to all optionees of such transaction, offer or proposal as soon as practicable. Provided that the Committee has determined that no adjustment will be made under the provisions of the Omnibus Plan described above under the heading “Consolidation, Merger, etc.”; (i) the Committee may by resolution, and notwithstanding any vesting schedule applicable to any Option, permit all Options outstanding which have restrictions on their exercise to become immediately exercisable during the period specified in the notice (but in no event later than the applicable expiry date of an Option), so that the optionee may participate in such transaction, offer or proposal; and (ii) the Committee may accelerate the expiry date of such Options and the time for the fulfillment of any conditions or restrictions on such exercise. An “Acceleration Event” means an acquisition by any offeror of beneficial ownership of more than fifty percent (50%) of the votes attached to the outstanding voting securities of the Company, any consolidation merger or statutory amalgamation or arrangement of the Company with or into another corporation and pursuant to which the Company will not be the surviving entity (other than a transaction under which the shareholders of the Company immediately prior to completion of the transaction will have the same proportionate ownership of the surviving corporation), a separation of the business of the Company into two (2) or more entities, a sale, lease exchange or other transfer of all or substantially all of the assets of the Company to another entity or the approval by shareholders of the Company of any plan of liquidation or dissolution of the Company.

Effect of Termination

If a Participant shall:

(a)       cease to be a Director (and is not or does not otherwise continue to be an Eligible Participant), for any reason (other than death); or

(b)       cease to provide services to the Company, or receives notice of the termination of their Service Contract, for any reason (other than death), and is not or does not otherwise continue to be an Eligible Participant,

(the earliest to occur of any of the foregoing events being referred to herein as a "Termination"), except as otherwise provided in any Service Contract, consulting contract or investor relations activities agreement, such Participant may, but only within the 90 days next succeeding such Termination (or, subject to the limitations set forth below, such other period of time as may be determined by the Directors), exercise the Options to the extent that such Participant was entitled to exercise such Options at the date of such Termination. Notwithstanding the foregoing or terms of any Service Contract, in no event shall such right extend beyond the Option Period or one year from the date of Termination.

RSU Awards

Nature of an RSU

An RSU is an Award that is a bonus for services rendered in the year of grant, that, upon settlement, entitles the recipient participant to receive a cash payment equal to the closing price of the Common Shares on the CSE on the last trading date prior to the applicable vesting date or, at the sole discretion of the Committee, a Common Share, and subject to such restrictions and conditions on vesting as the Committee may determine at the time of grant, unless such RSU expires prior to being settled.

Vesting

The Committee shall have sole discretion to determine if any vesting conditions with respect to an RSU, including any performance criteria or other vesting conditions contained in the applicable RSU agreement, have been met or waive the vesting conditions applicable to RSUs (or deem them to be satisfied), and shall communicate to a participant, as soon as reasonably practicable, the date on which all such applicable vesting conditions in respect of a grant of RSUs have been satisfied and the RSUs have vested.

Settlement

As soon as practicable after each vesting date of an Award of RSUs, the Company shall, at the sole discretion of the Committee, either: (i) issue to the Participant, or as directed by the Participant, or if applicable, to the Participant’s estate, from treasury, the number of Common Shares equal to the number of RSUs that have vested and become payable on the Vesting Date; or (ii) make a cash payment in an amount equal to the Market Value of a Common Share on the Vesting Date of the RSUs that have vested and become payable, net of applicable withholding tax and other applicable source deductions; or (iii) a combination of (i) and (ii). No Participant shall have any right to demand to be paid in cash or Common Shares in respect of any RSU, and notwithstanding any discretion exercised by the Committee to settle any RSU in the form of cash or Common Shares, the Committee reserves the right to change such form of payment at any time until payment is actually made.

Effect of Termination

If a Participant is the subject a Termination event, except as otherwise provided in any Service Contract, the Participant's participation in the Plan shall be terminated immediately, all RSUs credited to such Participant's Account that have not vested shall be forfeited and cancelled, and the Participant's rights that relate to such Participant's unvested RSUs shall be forfeited and cancelled, within a reasonable period, not exceeding 12 months, following the Termination date. Notwithstanding the foregoing, if the Committee, in its sole discretion, instead accelerates, amends, or waives, in whole or in part, vesting conditions with respect to all or some portion of outstanding unvested RSUs, the date determined by the Committee is the Vesting Date.

General

Consolidation, Merger, etc.

If there is a consolidation, merger or statutory amalgamation or arrangement of the Company with or into another corporation, a separation of the business of the Company into two (2) or more entities or a sale, lease exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the Company to another entity, upon the exercise or settlement, if applicable, of an Award under the Omnibus Plan the holder thereof is entitled to receive the securities, property or cash which the holder would have received upon such consolidation, merger, amalgamation, arrangement, separation or transfer if the holder had been a holder of Common Shares immediately prior to the effective time of such event, unless the Committee otherwise determines appropriate adjustments or substitutions to be made in such circumstances in order to maintain the economic rights of the participant in respect of such Award in connection with such event.

Securities Exchange Take-Over Bid

If a take-over bid (within the meaning of the Securities Act (Ontario)) is made as a result of which all of the outstanding Common Shares are acquired by the offeror through compulsory acquisition provisions of the incorporating statute of the Company or otherwise, and where consideration is paid in whole or in part in equity securities of the offeror, the Committee may send notice to all participants requiring them to surrender their Awards within ten (10) days of the mailing of such notice, and the optionees shall be deemed to have surrendered such Awards on the tenth (10th) day after the mailing of such notice without further formality, provided that, among other things, the Committee delivers with such notice an irrevocable and unconditional offer by the offeror to grant replacement options to the participants on the equity securities offered as consideration.

Amendments, Modifications and Changes

The Committee has the right under the Omnibus Plan to make certain amendments to the Omnibus Plan, including, but not limited to, amendments of a “housekeeping” nature, to comply with applicable law or regulation, to the vesting provisions of the Omnibus Plan, to the terms of any Award previously granted (with the consent of the optionee), and with respect to the effect of the termination of an optionee’s position, employment or services under the Omnibus Plan, to the categories of persons who are participants in respect of the administration or implementation of the Omnibus Plan.

The Committee has the right, under the Omnibus Plan, with the disinterested approval of the shareholders of the Company, and subject to receipt of all required regulatory approvals, to make certain amendments to the Omnibus Plan, including, but not limited to, any change to the number of Common Shares issuable from treasury under the Omnibus Plan, any amendment which reduces the exercise price of any Award, any amendment which extends the expiry date of an Award other than as permitted under the Omnibus Plan, any amendment which cancels any Award and replaces such Award with an Award which has a lower exercise price, any amendment which would permit Awards to be transferred or assigned by any participant other than as currently permitted under the Omnibus Plan, and any amendments to the amendment provisions of the Omnibus Plan.

D - Retirement and Pension Plans

The Company has no formal pension, retirement compensation or other long term incentive plans in place for its directors, officers, or employees.

E – Employment, consulting and management agreements

As of February 28, 2026, the Company has not entered into any employment, consulting, or management agreements with any of the Company’s NEOs or Directors other than as follows:

ExpoWorld Ltd. of is a private company controlled by John Passalacqua, Chief Executive Officer and Director. During the most recent financial year, Mr. Passalacqua provided services to the Company on behalf of ExpoWorld subject to the terms of consulting agreements entered into between the Company, and ExpoWorld and Mr. Passalacqua, dated February 14, 2025 and August 20, 2025, and currently provides services under a consulting agreement dated February 10, 2026 for the twelve month period ending February 28, 2027. Pursuant to the terms of these agreements, Mr. Passalacqua indirectly received 565,715 RSUs, 396,000 RSUs, and 840,000 RSUs, respectively, plus reimbursement of pre-approved expenses incurred on behalf of the Company. The agreements could, and can, be terminated by either party by providing the other party with thirty days’ prior written notice, in which case the consultant is entitled to a pro rata portion of the outstanding up to the date or termination, or by the Company without notice or further consideration under certain prescribed circumstances.

POF Capital Corp of is a private company controlled by Bennett Kurtz, Chief Financial Officer, Chief Administrative Officer and Director. During the most recent financial year, Mr. Kurtz provided services to the Company on behalf of POF subject to terms of consulting agreements entered into between the Company, and POF and Mr. Kurtz, dated February 14, 2025 and August 20, 2025 and currently provides services under a consulting agreement dated February 10, 2026 for the twelve month period ending February 28, 2027. Pursuant to the terms of these agreements, Mr. Kurtz indirectly received 282,860 RSUs, 198,000 RSUs, and 107,000 RSUs, respectively, plus reimbursement of pre-approved expenses incurred on behalf of the Company. Beginning March 1, 2026, Mr. Kurtz is also paid $8,500 per month. The agreements could, and can, be terminated by either party by providing the other party with thirty days’ prior written notice, in which case the consultant is entitled to a pro rata portion of the outstanding up to the date or termination, or by the Company without notice or further consideration under certain prescribed circumstances.

166693 Canada Inc. is a private company controlled by Gilles Laverdière, Chief Geologist of the Company until his retirement effective March 31, 2026. During the most recent financial year, Mr. Laverdiere provided services to the Company on behalf of 166693 Canada Inc. subject to the terms of consulting agreements entered into between the Company, and 166693 Canada Inc. and Mr. Laverdiere, dated March 1, 2025 and July 30, 2025 at an hourly rate of $150 per hour plus applicable taxes and reimbursement of pre-approved expenses incurred on behalf of the Company. Mr. Laverdiere retired from the Company effective March 31, 2026.

Z Six Financial Corporation of is a private company controlled by Lawrence W. Zeifman, Chairman and Director. During the most recent financial year, Mr. Zeifman provided services to the Company on behalf of Z Six subject to terms of consulting agreements entered into between the Company, and Z Six and Mr. Zeifman, dated February 14, 2025 and August 20, 2025 and currently provides services under a consulting agreement dated February 10, 2026 for the twelve month period ending February 28, 2027. Pursuant to the terms of these agreements, Mr. Zeifman indirectly received 171,430 RSUs, 120,000 RSUs, and 200,000 RSUs, respectively, plus reimbursement of pre-approved expenses incurred on behalf of the Company. The agreements could, and can, be terminated by either party by providing the other party with thirty days’ prior written notice, in which case the consultant is entitled to a pro rata portion of the outstanding up to the date or termination, or by the Company without notice or further consideration under certain prescribed circumstances.

Wealth Creation, Preservation and Donation Inc. is a private company controlled by Peter Nicholson, Director. During the most recent financial year, Mr. Nicholson provided services to the Company on behalf of WCPD subject to terms of consulting agreements entered into between the Company, and WCPD and Mr. Nicholson, dated February 14, 2025 and August 20, 2025 and currently provides services under a consulting agreement dated February 10, 2026 for the twelve month period ending February 28, 2027. Pursuant to the terms of these agreements, Mr. Nicholson indirectly received 171,430 RSUs, 120,000 RSUs, and 134,000, respectively, plus reimbursement of pre-approved expenses incurred on behalf of the Company. The agreements could, and can, be terminated by either party by providing the other party with thirty days’ prior written notice, in which case the consultant is entitled to a pro rata portion of the outstanding up to the date or termination, or by the Company without notice or further consideration under certain prescribed circumstances.

Peter Kent Investments Inc. is a private company controlled by Peter Kent, Director. Mr. Kent provided services to the Company on behalf of Peter Kent Investments Inc. subject to terms of consulting agreements entered into between the Company, and Peter Kent Investments Inc. and Peter Kent dated July 10, 2026 for the period ending February 28, 2027. Pursuant to the terms of this agreement, Mr. Kent indirectly received 51,134 RSUs plus reimbursement of pre-approved expenses incurred on behalf of the Company. The RSUs vest as follows: 11,134 vest on August 31, 2026 and the balance vest on February 28, 2027. The agreement can be terminated by either party by providing the other party with thirty days’ prior written notice, in which case the consultant is entitled to a pro rata portion of the outstanding up to the date or termination, or by the Company without notice or further consideration under certain prescribed circumstances.

Except as disclosed above, there are no provisions in such agreements with respect to change of control, severance, termination or constructive dismissal or any relationship between the other party to the agreement and a Director or a NEO of the Company.

F - Compensation of Directors

Except as disclosed in the tables under Section B above, the Company did not compensate directors in the financial year ended February 28, 2026. Any director who held the position of an officer and received compensation was paid solely in their capacity as an officer and that compensation is set forth in the table above.

G - Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth securities of the Company that are authorized for issuance, under equity compensation plans of the Company, as at February 28, 2026, the end of the Company’s most recently completed fiscal year:

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (#)	Weighted-average Exercise Price of Outstanding Options, Warrants and Rights ($)(3)	Number of Securities remaining available for Future Issuance under Equity Compensation Plans (#)
Equity compensation plans approved by securityholders	7,650,000	$0.72	27,789,802
Equity compensation plans not approved by securityholders	Nil	N/A	N/A
Total	7,650,000 (1)(2)
1.	This includes options and rights outstanding under the Omnibus Plan. The Company has no options, warrants or rights outstanding under any other equity compensation plans.

2.	As at February 28, 2026, the Company’s financial year end, 7,650,000 Options and 0 RSUs were outstanding under the Company’s Omnibus Plan.

Includes disclosure of the weighted average exercise price of Options outstanding as at February 28, 2025. There is no exercise price for outstanding RSUs.

H - Pension Plan Benefits

The Company does not have any pension, defined benefit, defined contribution or deferred compensation plans in place.

SCHEDULE “B” - CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-101 - Disclosure of Corporate Governance Practices ("NI 58-101"), requires all reporting issuers to provide certain annual disclosure of their corporate governance practices with respect to the corporate governance guidelines (the "Guidelines") adopted in National Policy 58-201. These Guidelines are not prescriptive but have been used by the Company in adopting its corporate governance practices. The Board and Management consider good corporate governance to be an integral part of the effective and efficient operation of Canadian corporations. The Company's approach to corporate governance is set out below.

Board of Directors

It is proposed that Laurence W. Zeifman, John Passalacqua, Bennett Kurtz, Peter Nicholson and Peter Kent be elected, to hold office until the close of the next annual meeting of Shareholders or until their successors are duly elected or appointed pursuant to the articles of the Company, unless their offices are earlier vacated in accordance with the provisions of the Business Corporations Act (British Columbia) or the Company's articles.

The Guidelines suggest that the board of directors of every reporting issuer should be constituted with a majority of individuals who qualify as "independent" directors under NI 52-110 – Audit Committees (“NI 52-110”), which provides that a director is independent if he or she has no direct or indirect "material relationship" with the Company. The "material relationship" is defined as a relationship which could, in the view of the Board, reasonably interfere with the exercise of a director's independent judgement.

The Board is currently comprised of five directors, three of which are not considered “independent’ within the meaning of NI 52-110. John Passalacqua and Bennett Kurtz who are both executive officers of the Company and are not considered independent. Mr. Kent served as an executive officer of the Company from September 1, 2022 to August 31, 2023 and may not be considered to be independent for the purposes of NI 52-110 until September 1, 2026. Laurence W. Zeifman and Peter Nicholson are both considered to be independent under NI 52-110.

In assessing NI 58-101 and NI 52-110, and making the foregoing determinations, the circumstances of each director have been examined in relation to a number of factors. The basis for this determination is that neither Laurence W. Zeifman nor Peter Nicholson have a direct or indirect material relationship with the Company worked for the Company, received remuneration from the Company (other than in their capacity as directors), or had material contracts with or material interests in the Company which could interfere with his ability to act in the Company's best interests.

The Board has a stewardship responsibility to supervise the management of and oversee the conduct of the business of the Company, provide leadership and direction to Management, evaluate Management, set policies appropriate for the business of the Company and approve corporate strategies and goals. The day-to-day management of the business and affairs of the Company is delegated by the Board to the CEO. The Board gives direction and guidance through the CEO to Management and keeps Management informed of its evaluation of the senior officers in achieving and complying with goals and policies established by the Board.

The Board recommends nominees to the Shareholders for election as directors and immediately following each annual general meeting appoints the Audit Committee. The Board establishes and periodically reviews and updates the committee mandates, duties and responsibilities of each committee, elects a chairperson of the Board and its committees, and establishes his or her duties and responsibilities, appoints the CEO and CFO of the Company and establishes the duties and responsibilities of those positions and on the recommendation of the CEO, appoints the senior officers of the Company and approves the senior management structure of the Company.

The Board exercises its independent supervision over Management by its policies that (a) periodic meetings of the Board be held to obtain an update on significant corporate activities and plans; and (b) all material transactions of the Company are subject to prior approval of the Board. The Board shall meet not less than four times during each year and will endeavour to hold at least one meeting in each fiscal quarter. The Board will also meet at any other time at the call of the CEO or, subject to the Articles of the Company, of any director.

The mandate of the Board, as prescribed by the Business Corporations Act (British Columbia), is to manage or supervise management of the business and affairs of the Company and to act with a view to the best interests of the Company. In doing so, the Board oversees the management of the Company's affairs directly and through its committees.

Directorships

The following director(s) of the Company are also directors of other reporting issuers as stated:

Director	Name of Other Reporting Issuer	Stock Exchange
John Passalacqua	Aroway Energy Inc.	Unlisted
Bennett Kurtz	Aroway Energy Inc.	Unlisted
	NetNRG	NASDAQ
Laurence W. Zeifman	Aroway Energy Inc.	Unlisted
	Zero Stack Corp	NASDAQ

Orientation and Continuing Education

The Board's practice is to recruit for the Board only persons with experience in business and public company matters and with an understanding of the mining and mining exploration business. At present, the Company does not provide a formal orientation and education program for new directors. To the extent new directors are appointed to the Board, they will be encouraged to meet with management and inform themselves regarding management and the Company’s affairs. Prospective new board members are provided a reasonably detailed level of background information, verbal and documentary, on the Company's affairs and plans prior to obtaining their consent to act as a director. The Company currently has no specific policy regarding continuing education for directors, however requests for education will be encouraged, and dealt with on an ad hoc basis.

Ethical Business Conduct

The Company expects all Board members and employees to conduct themselves in an ethical and law-abiding manner, in all areas, including but not limited to conflicts of interest and the protection and proper use of corporate assets, information and opportunities.

The Board has adopted a Code of Business Conduct and Ethics (the "Code") which provides guidelines regarding, among other items, compliance with applicable laws, conflicts of interest, corporate opportunities, confidentiality, employment practices, and use of company property and resources. All Board members and employees are committed to maintaining the highest standards of integrity and ethical business conduct in the management of the Company and their interaction with all key securityholders. These standards can only be achieved by the Company by adhering to the values and principles of conduct established in the Code.

Nomination of Directors

The Board identifies new candidates for board nomination by an informal process of discussion and consensus-building on the need for additional directors, the specific attributes being sought, likely prospects, and timing. Prospective directors are not approached until consensus is reached. This process takes place among Management and the non-executive directors.

Compensation

All tasks related to developing and monitoring the Company’s approach to the compensation of the Company’s NEOs and directors are performed by the members of the Compensation Committee. The Company's long-term corporate strategy is central to all of the Company's business decisions, including around executive compensation. The Compensation Committee has been established by the Board to assist the Board in fulfilling its responsibilities relating to compensation matters, including the evaluation and approval of the Company's compensation plans, policies and programs. The current members of the Compensation Committee are Peter Nicholson as chair, and Laurence W. Zeifman.

The Compensation Committee ensures that the Company has an executive compensation plan that is both motivational and competitive so that it will attract, hold and inspire performance by executive officers and other members of senior management in a manner that will enhance the sustainable profitability and growth of the Company.

The Company's compensation program has been developed to continue to attract, motivate and retain high caliber executives and align their interests with sustainable profitability and growth of the Company over the long-term in a manner which is fair and reasonable to the Shareholders. The compensation program will continue to evolve along with the development of the Company. The compensation principles of the Board and Compensation Committee going forward are as follows:

●	executive officers should be compensated in a manner consistent with current industry practices and in amounts similar to those paid to like positions at comparable companies;

●	individual compensation packages should align the interests of the Company and the executive, recognizing each employee's responsibilities and the complexities of the business; and

●	compensation should exhibit the value of each employee and be sufficient to not only reward, but also retain the services of each executive.

As a general rule for establishing compensation for NEOs and executive officers, the Compensation Committee will consider the compensation principles noted above as well as the executive's performance, experience and position within the Company and the recommendations of the CEO, or in the case of the CEO, the recommendation of the Chair of the Board. The Compensation Committee uses its discretion to recommend compensation for executive officers at levels warranted by external, internal and individual circumstances.

The quantity and quality of the Board compensation is reviewed on an annual basis. At present, the Board is satisfied that the current compensation arrangements adequately reflect the responsibilities and risks involved in being an effective director of the Company. As well, the number of options and RSUs to be granted is determined by the Board as a whole, which allows the independent directors to have input into compensation decisions.

Assessments

The Board annually reviews its own performance and effectiveness as well as the effectiveness and performance of its committees. Effectiveness is subjectively measured by comparing actual corporate results with stated objectives. The contributions of individual directors are informally monitored by other Board members, bearing to mind the business strengths of the individual and the purpose of originally nominating the individual to the Board.

The Board monitors the adequacy of information given to directors, communication between Board and Management and the strategic direction and processes of the Board and its committees. The Board believes its corporate governance practices are appropriate and effective for the Company given its size and operations. The Company's corporate governance practices allow the Company to operate efficiently, with checks and balances that control and monitor management and corporate functions without excessive administration burden.

SCHEDULE “C” - AUDIT COMMITTEE CHARTER

FIRST PHOSPHATE CORP.

AUDIT COMMITTEE CHARTER

Purpose of the Committee

The Audit Committee (the “Committee”) is a committee of the board of directors (the “Board”) of First Phosphate Corp. (the “Company”) to which the Board has delegated its responsibility for the oversight of the following:

●	nature and scope of the annual audit;

●	management’s reporting on internal accounting standards and practices;

●	the review of financial information, accounting systems and procedures;

●	financial reporting and financial statements,

and has charged the Committee with the responsibility of recommending, for approval of the Board, the audited financial statements, interim financial statements and other mandatory disclosure releases containing financial information.

The primary objectives of the Committee, with respect to the Company and its subsidiaries, are as follows:

●	to oversee the accounting and financial reporting processes and the audits of the financial statements of the Company and to assist the directors of the Company (the “Directors”) in meeting their responsibilities in respect of the preparation and disclosure of the financial statements of the Company and related matters;

●	to provide an open avenue of communication among the Company’s auditors, financial and senior management and the Board;

●	to ensure the external auditors’ independence and review and appraise their performance;

●	to increase the credibility and objectivity of financial reports; and

●	to facilitate in depth discussions between Directors on the Committee, management and external auditors.

Composition

The Committee will be comprised of at least three Directors or such greater number as the Board may determine from time to time and such number of the members of the Committee shall be “independent” (as such term is used in National Instrument 52-110 – Audit Committees (“NI 52-110”) as is required to meet the Company’s obligations under NI 52-110, the policies of any stock exchange upon which any securities of the Company are listed, and all other applicable laws.

All of the members of the Committee must be able to read and understand fundamental financial statements, including a Company's balance sheet, income statement, and cash flow statement, as required by Nasdaq Listing Rule 5605(c)(2)(A) and be “financially literate” (as defined in NI 52- 110) unless the Board determines that an exemption under NI 52-110 from such requirement in respect of any particular member is available and determines to rely thereon in accordance with the provisions of NI 52-110. At least one member of the Committee must have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual's financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities. The Board shall from time to time designate one of the members of the Committee to be the chairperson of the Committee (the “Chair”).

Meetings and Administrative Matters

(a)	The Committee shall meet at least four times per year and/or as deemed appropriate by the Committee Chair. As part of its job to foster open communication, the Committee will meet at least annually with management and the external auditors in separate sessions, and at such other times as the external auditor and/or the Committee consider appropriate. The Chief Financial Officer of the Company shall attend meetings of the Committee, unless otherwise excused from all or part of any such meeting by the Chair.

(b)	Meeting materials shall be circulated to Committee members and relevant management personnel along with background information on a timely basis prior to the Committee meetings.

(c)	A quorum for meetings of the Committee will be a majority of its members, and the rules for calling, holding, conducting and adjourning meetings of the Committee will be the same as those governing the Board unless otherwise determined by the Board.

(d)	The Chair will preside at all meetings of the Committee, unless the Chair is not present, in which case the members of the Committee that are present will designate from among such members the Chair for purposes of the meeting.

(e)	At all meetings of the Committee, every resolution shall be decided by a majority of the votes cast. In case of an equality of votes, the Chair of the meeting shall be entitled to a second or casting vote.

(f)	The minutes of the Committee meetings shall accurately record the decisions reached and the minutes (which may be in draft form) shall be distributed to the Committee members with copies to the Board, the Chief Financial Officer or such other officer acting in that capacity, and the external auditor.

(g)	The Committee may invite such officers, directors and employees of the Company and its subsidiaries, if any, and any other individual, as it sees fit from time to time to attend all or part of meetings of the Committee and assist in the discussion and consideration of the matters being considered by the Committee.

(h)	Any members of the Committee may be removed or replaced at any time by the Board and will cease to be a member of the Committee as soon as such member ceases to be a Director. The Board may fill vacancies on the Committee by appointment from among its members. If and whenever a vacancy exists on the Committee, the remaining members may exercise all its powers so long as a quorum remains. Subject to the foregoing, following appointment as a member of the Committee, each member will hold such office until the Committee is reconstituted.

(i)	Any issues arising from these meetings that bear on the relationship between the Board and management should be communicated to the Board Chair by the Committee Chair.

Mandate and Responsibilities

To fulfill its responsibilities and duties, the Committee shall:

(a)	undertake annually a review of this mandate and make recommendations to the Board as to proposed changes;

(b)	recommend to the Board, (i) the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the issuer; and (ii) the compensation of the external auditor.

(c)	propose appropriate funding to compensate the Company’s registered public accounting firm and advisors employed by the audit committee, to pay for ordinary administrative expenses of the audit committee and to fund or pay any other applicable items so as to satisfy Nasdaq Listing Rule 5605;

(d)	satisfy itself on behalf of the Board with respect to the Company’s internal control systems, including, where applicable, relating to derivative instruments:

(i)	identifying, monitoring and mitigating business risks; and

(ii)	ensuring compliance with legal, ethical and regulatory requirements;

(e)	review the Company’s financial statements and reports and any related management’s discussion and analysis (“MD&A”), any annual and interim profit or loss press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial reports), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors; the process should include but not be limited to:

(i)	reviewing changes in accounting principles and policies, or in their application, which may have a material impact on the current or future years’ financial statements;

(ii)	reviewing significant accruals, reserves or other estimates such as the ceiling test calculation;

(iii)	reviewing accounting treatment of unusual or non-recurring transactions;

(iv)	ascertaining compliance with covenants under loan agreements;

(v)	reviewing financial reporting relating to asset retirement obligations;

(vi)	reviewing disclosure requirements for commitments and contingencies;

(vii)	reviewing adjustments raised by the external auditors, whether or not included in the financial statements;

(viii)	reviewing unresolved differences between management and the external auditors;

(ix)	obtain explanations of significant variances with comparative reporting periods; and

(x)	determine through inquiry if there are any related party transactions, approve the transactions if needed and ensure the nature and extent of such transactions are properly disclosed;

(f)	review the financial reports and related information included in prospectuses, MD&A, information circular-proxy statements and annual information forms and all public disclosure containing audited or unaudited financial information (including, without limitation, annual and interim earnings press releases and any other press releases disclosing earnings or financial results) before release and prior to Board approval. The Committee must be satisfied that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, and all other financial information (other than information required to be reviewed by the Committee under bullet (e) above), and will periodically assess the adequacy of those procedures;

(g)	with respect to the Board’s responsibility, shared with the Committee, to appoint external auditors:

(i)	require the external auditors to report directly to the Committee;

(ii)	review annually the performance of the external auditors who shall be ultimately accountable to the Board and the Committee as representatives of the shareholders of the Company;

(iii)	obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company and confirming their independence from the Company;

(iv)	review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors;

(v)	be directly responsible for overseeing the work of the external auditors engaged for the purpose of issuing an auditors’ report or performing other audit, review or attestation services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting;

(vi)	review management’s recommendation for the appointment of external auditors and recommend to the Board appointment of external auditors and the compensation of the external auditors;

(vii)	review the terms of engagement of the external auditors, including the appropriateness and reasonableness of the auditors’ fees;

(viii)	when there is to be a change in auditors, review the issues related to the change and the information to be included in the required notice to securities regulators of such change;

(ix)	take, or recommend that the full Board take, appropriate action to oversee the independence of the external auditors;

(x)	at each meeting, consult with the external auditors, without the presence of management, about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company’s financial reports;

(h)	review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company;

(i)	review annually with the external auditors their plan for their audit and, upon completion of the audit, their reports upon the financial reports of the Company and its subsidiaries;

(j)	review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company’s external auditors to the Company or its subsidiary entities, and consider the impact on the independence of the auditors; The pre- approval requirement is waived with respect to the provision of non-audit services if:

(i)	the aggregate amount of all such non-audit services provided to the Company constitutes or is reasonably expected to constitute no more than five percent (5%) of the total amount of fees paid by the Company and its subsidiary entities, if any, to its external auditors during the fiscal year in which the non-audit services are provided;

(ii)	the Company or the subsidiary entity of the Company, as the case may be, did not recognize the services as non-audit services at the time of the engagement; and

(iii)	such services are promptly brought to the attention of the Committee and approved, prior to the completion of the audit, by the Committee or by one or more independent members of the Committee to whom authority to grant such approvals has been delegated by the Committee;

provided the pre-approval of the non-audit services is presented to the Committee’s first scheduled meeting following such approval, such authority may be delegated by the Committee to one or more independent members of the Committee;

(k)	review any other matters that the Audit Committee feels are important to its mandate or that the Board chooses to delegate to it;

(l)	with respect to the financial reporting process:

(i)	in consultation with the external auditors, review with management the integrity of the Company’s financial reporting process, both internal and external;

(ii)	consider the external auditors’ judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting;

(iii)	consider and approve, if appropriate, changes to the Company’s auditing and accounting principles and practices as suggested by the external auditors and management;

(iv)	review significant judgments made by management in the preparation of the financial reports and the view of the external auditors as to appropriateness of such judgments;

(v)	following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information;

(vi)	review any significant disagreement among management and the external auditors regarding financial reporting;

(vii)	review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented; and

(viii)	review the certification process,

(m)	review financial reporting relating to risk exposure and risk management policies and procedures of the Company (i.e., hedging, litigation and insurance),

(n)	establish a procedure for:

(i)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and

(ii)	the confidential, anonymous submission by any employee, director, general partner, officer, or consultant or advisor of the Company of concerns regarding questionable accounting or auditing matters.

Authority of the Committee

The Committee has the authority to engage independent counsel and other advisors at the expense of the Company without the Board’s approval, at any time and has the authority to determine such counsel or advisor’s fees and other retention terms. The Company shall provide for appropriate funding, as determined by the Committee, for the payment of: (i) compensation to the independent auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services or other permitted services for the Company; (ii) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties and responsibilities; and (iii) compensation to legal, accounting or other advisors retained by the Committee.

Committee and Charter Review

The Committee will conduct an annual review and assessment of its performance, effectiveness and contribution. The Committee will conduct that review and assessment in such manner as it deems appropriate and report the results to the Board.

The Committee will also review and assess the adequacy of this Charter on an annual basis, taking into account all legislative and regulatory requirements applicable to the Committee, as well as any best practice guidelines recommended by regulators, and will recommend any required or desirable changes to the Board.

Reporting to the Board

The Committee will regularly report to the Board on all significant matters it has considered and addressed and with respect to such other matters that are within its responsibilities, including any matters approved by the Committee or recommended by the Committee for approval by the Board.

Approved by the Board of Directors on July 5, 2024

SCHEDULE “D” – ADVANCE NOTICE POLICY

FIRST PHOSPHATE CORP.

(the “Corporation”)

ADVANCE NOTICE POLICY

A policy relating to nominations for election to the Board of Directors of

NOMINATION OF DIRECTORS

INTRODUCTION

The Corporation is committed to: (i) facilitating an orderly and efficient annual general or, where the need arises, special meeting, process; (ii) ensuring that all shareholders receive adequate notice of director nominations and sufficient information with respect to all nominees; and (iii) allowing shareholders to register an informed vote.

The purpose of this Advance Notice Policy is to provide shareholders, directors and management of the Corporation with direction on the nomination of directors. This Advance Notice Policy fixes a deadline by which holders of record of common shares of the Corporation must submit director nominations to the Corporation prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Corporation for the notice to be in proper written form.

IT IS HEREBY ENACTED AS A POLICY OF THE CORPORATION:

1.	Subject only to the Business Corporations Act (British Columbia) (the “Act”) and the notice of articles of the Corporation, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation. Nominations of persons for election to the Board of Directors may be made at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors, (a) by or at the direction of the Board of Directors or an authorized officer of the Corporation, including pursuant to a notice of meeting, (b) by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Act or a requisition of the shareholders made in accordance with the provisions of the Act or (c) by any person (a “Nominating Shareholder”) (i) who, at the close of business on the date of the giving of the notice provided for below in this Section 1 and on the record date for notice of such meeting, is entered in the securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting and (ii) who complies with the notice procedures set forth below in this Section 1:

(a)	In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the secretary of the Corporation at the principal executive offices of the Corporation in accordance with this Section 1.

(b)	To be timely, a Nominating Shareholder’s notice to the secretary of the Corporation must be made: (i) in the case of an annual meeting of shareholders, not less than thirty (30) nor more than sixty five (65) days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is called for a date that is less than fifty (50) days after the date (the “Notice Date”) on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) day following the Notice Date; and (ii) in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing Directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

(c)	In no event shall any adjournment or postponement of a meeting of shareholders or the announcement thereof commence a new time period for the giving of a Nominating Shareholder’s notice as described above.

(d)	To be in proper written form, a Nominating Shareholder’s notice to the secretary of the Corporation must set forth: (i) as to each person whom the Nominating Shareholder proposes to nominate for election as a director (A) the name, age, business address and residence address of the person, (B) the principal occupation or employment of the person, (C) the class or series and number of shares in the capital of the Corporation which are controlled or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice, and (D) any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of Directors pursuant to the Act and Applicable Securities Laws (as defined below); and (ii) as to the Nominating Shareholder giving the notice, any proxy, contract, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote any shares of the Corporation and any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of Directors pursuant to the Act and Applicable Securities Laws (as defined below). The Corporation may require any proposed nominee to furnish such other information, including a written consent to act, as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as an independent director of the Corporation or that could be material to a reasonable shareholder’s understanding of the independence, or lack thereof, of such proposed nominee.

(e)	No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of this Section 1; provided, however, that nothing in this Section 1 shall be deemed to preclude discussion by a shareholder (as distinct from nominating Directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Act. The chairperson of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

(f)	For purposes of this Section 1, (i) “public announcement” shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Corporation under its profile on the System of Electronic Document Analysis and Retrieval Plus at www.sedarplus.ca; and (ii) “Applicable Securities Laws” means the applicable Securities Act of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province and territory of Canada.

(g)	Notwithstanding any other provision of the notice of articles of the Corporation, notice given to the secretary of the Corporation pursuant to this Advance Notice Policy may only be given by personal delivery, facsimile transmission or by email (at such email address as stipulated from time to time by the secretary of the Corporation for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the secretary at the address of the principal executive offices of the Corporation; provided that if such delivery or electronic communication is made on a day which is not a business day or later than 5:00 p.m. (Toronto time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

MISCELLANEOUS

2.	The invalidity or unenforceability of any provision of this Advance Notice Policy will not affect the validity or enforceability of the remaining provisions of this Advance Notice Policy.

3.	Notwithstanding anything to the contrary herein, the Board of Directors may, in its sole discretion, waive any requirement in this Advance Notice Policy.